Exhibit 99.1

707 Cayman Holdings Limited

(an exempted company incorporated in the Cayman Islands with limited liability) (NASDAQ: JEM)

5/F, AIA Financial Centre

712 Prince Edward Road East

San Po Kong

Hong Kong

July 21 2026

Dear Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of 707 Cayman Holdings Limited (the “EGM”) to be held on August 5, 2026, 10:00 a.m. Hong Kong (August 4, 2026 at 10:00 p.m. U.S. Eastern Time). The matters to be acted upon at the EGM are set forth and described in the EGM Notice and Proxy Statement, which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the EGM. Whether or not you expect to attend the EGM in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, not less than 48 hours before the time appointed for holding the EGM or adjourned or postponed EGM in accordance with the currently effective memorandum and articles of association. You may, of course, attend the EGM and vote in person even if you have signed and returned your Proxy Card to us and in such event, the Proxy Card shall be deemed to be revoked.

Sincerely,

/s/ Cheung Lui
Cheung Lui
Executive Director and Chief Executive Officer

707 CAYMAN HOLDINGS LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO BE HELD ON AUGUST 5, 2026 AT 10:00 a.m. (HONG KONG TIME)

Notice is hereby given (“Notice”) that an extraordinary general meeting of the shareholders (the “Members”) of 707 Cayman Holdings Limited, a Cayman Islands exempted company (the “Company” or “707”), will be held at address 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong, local time, on August 5, 2026 at 10:00 a.m. Hong Kong time, and any adjournments or postponements thereof (the “Extraordinary Meeting”) for the following purposes:

1.	The increase in the authorized share capital of the Company from US$500,000 divided into 2,083,333 shares of a par value of US$0.24 each comprising (a) 1,666,667 class A ordinary shares of a par value of US$0.24 each and (b) 416,666 class B ordinary shares of a par value of US$0.24 each TO US$12,000,000 divided into (a) 45,000,000 class A ordinary shares of a par value of US$0.24 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.24 each, by creation of an additional 43,333,333 class A ordinary shares of a par value of US$0.24 each and an additional 4,583,334 class B ordinary shares of a par value of US$0.24 each; and

2.	To consider and act upon such other business as may properly come before the Extraordinary Meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Extraordinary Meeting. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the Members vote “FOR” for all the items.

Only Members of record at the close of business on July 20, 2026 shall be entitled to receive notice of and to vote at the Extraordinary Meeting. All Members are cordially invited to attend the Extraordinary Meeting in person. Regardless of your plan to attend/not attend the Extraordinary Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from voting in person at the Extraordinary Meeting.

We have elected to furnish proxy materials to our Members on the Internet. We believe this approach will allow us to provide our Members with the appropriate information while lowering costs to the Company. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials (the “Internet Notice”) to our Members of record and beneficial owners. All Members will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The notice of the Extraordinary Meeting, this proxy statement, and the proxy card will be sent to Members on or about July 22, 2026.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors

Cheung Lui, Executive Director and Chief Executive Officer

Hong Kong

July 21, 2026

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

707 CAYMAN HOLDINGS LIMITED

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon

Hong Kong

PROXY STATEMENT

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of 707 Cayman Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”), which is to be held on August 5, 2026, at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong, at 10:00 a.m. (Hong Kong Time).

We will send or make these proxy materials available to Members on or about July 22, 2026.

QUESTIONS AND ANSWERS

RELATING TO THE EXTRAORDINARY MEETING

Why did I receive these materials?

Only holders of the class A ordinary shares, par value US$0.24 (the “class A ordinary shares”), and class B ordinary shares, par value US$0.24 (the “class B ordinary shares” and collectively, the “ordinary shares”) of the Company as of the close of business on July 20, 2026, which we refer to as the “Record Date,” are entitled to vote at our Extraordinary Meeting, which will be held on August 5, 2026 (“Extraordinary Meeting”). As a Member of record, you are invited to attend the Extraordinary Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Extraordinary Meeting, describes the proposal presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to ensure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Extraordinary Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Extraordinary Meeting. If you were a Member of record on the Record Date, you would be entitled to vote all of the ordinary shares that you held on that date at the Extraordinary Meeting, or any postponements or adjournments of the Extraordinary Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding class A ordinary share and twenty-five votes for each outstanding class B ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 639,459 class A ordinary shares and 32,525 class B ordinary shares issued and outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Extraordinary Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding ordinary shares entitled to vote and present in person or by proxy is necessary to constitute a quorum at the Extraordinary Meeting. Based on the number of ordinary shares outstanding on the Record Date, the holders of our outstanding shares representing at least 484,253 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Extraordinary Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding ordinary shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my ordinary shares in person at the Extraordinary Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Extraordinary Meeting. Ordinary shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Extraordinary Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my shares without attending the Extraordinary Meeting?

Whether you hold ordinary shares directly as the Member of record or beneficially in “street name,” you may direct how your ordinary shares are voted without attending the Extraordinary Meeting. If you are a Member of record (that is if your ordinary shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Extraordinary Meeting, you may deliver your completed proxy card in person. If you hold ordinary shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your ordinary shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to the Corporate Secretary of the Company, or by signing a proxy card bearing a later date, or by attending the Extraordinary Meeting and voting in person.

For ordinary shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your ordinary shares, by attending the Extraordinary Meeting and voting in person. In either case, the powers of the proxy holder will be suspended if you attend the Extraordinary Meeting in person and so request, although attendance at the Extraordinary Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by Transhare Corporation, 17755 North US Highway 19 Suite 140, Clearwater, FL 33764 (“Transhare”), our transfer agent, who will act as master tabulator. However, no representatives of Transhare will attend the Extraordinary Meeting. TroyGould PC, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, an attorney from TroyGould will certify the final vote count at the Extraordinary Meeting. If you are a Member of record, your signed proxy card is returned directly to Transhare for tabulation. If you hold your ordinary shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to Transhare on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the increase in the authorized share capital of the Company from US$500,000 divided into 2,083,333 shares of a par value of US$0.24 each comprising (a) 1,666,667 class A ordinary shares of a par value of US$0.24 each and (b) 416,666 class B ordinary shares of a par value of US$0.24 each TO US$12,000,000 divided into (a) 45,000,000 class A ordinary shares of a par value of US$0.24 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.24 each, by creation of an additional 43,333,333 class A ordinary shares of a par value of US$0.24 each and an additional 4,583,334 class B ordinary shares of a par value of US$0.24 each.

Mr. Cheung Lui, our Executive Director and Chief Executive Officer, through his direct ownership of 100% of JME International Holdings Limited, beneficially owns an aggregate of approximately 5.086% of our issued and outstanding class A ordinary shares and 100% of our issued and outstanding class B ordinary shares as of July 20, 2026. As a result, JME’s aggregate voting power will represent approximately 58.2% of the total voting power of the Company. Mr. Cheung has advised the Company that he intends to vote in favor of the proposal above.

In the event a minimum quorum of 484,253 voting shares is present at the Extraordinary Meeting, the shares held of record by JME International Holdings Limited and voted in favor of the above proposal will be sufficient to approve the proposal.

Will Members be asked to vote on any other matters?

To the knowledge of the Company and its management, Members will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Extraordinary Meeting, the persons named as proxies for Members will vote on those matters in the manner they consider appropriate.

What vote is required to approve the Proposal?

Assuming a quorum as referenced above is reached, the approval of the proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by such Members as, being entitled to do so, vote in person or by proxy at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary Meeting.

PROPOSAL – INCREASE OF AUTHORISED SHARE CAPITAL

The Board of Directors approved, and directed that there be submitted to the members of the Company for approval, as an ordinary resolution, that the authorized share capital of the Company be increased from US$500,000 divided into 2,083,333 shares of a par value of US$0.24 each comprising (a) 1,666,667 class A ordinary shares of a par value of US$0.24 each and (b) 416,666 class B ordinary shares of a par value of US$0.24 each TO US$12,000,000 divided into (a) 45,000,000 class A ordinary shares of a par value of US$0.24 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.24 each, by creation of an additional 43,333,333 class A ordinary shares of a par value of US$0.24 each and an additional 4,583,334 class B ordinary shares of a par value of US$0.24 each.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

(i)	the authorized share capital of the Company be increased from US$500,000 divided into 2,083,333 shares of a par value of US$0.24 each comprising (a) 1,666,667 class A ordinary shares of a par value of US$0.24 each and (b) 416,666 class B ordinary shares of a par value of US$0.24 each TO US$12,000,000 divided into (a) 45,000,000 class A ordinary shares of a par value of US$0.24 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.24 each, by creation of an additional 43,333,333 class A ordinary shares of a par value of US$0.24 each and an additional 4,583,334 class B ordinary shares of a par value of US$0.24 each; and

(ii)	any one director of the Company be and is hereby authorized to execute all such documents, instruments and agreements and to do all such acts or things s/he considers necessary, desirable or expedient to give effect to or in connection with the matters contemplated in and for completion of the increase of authorized share capital.

Vote Required for Approval

If a quorum is present, the ordinary resolution must be passed by a simple majority of the votes cast by such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company held in accordance with the Articles.

How are votes counted?

In the approval of the Proposal and any other items of business, you may vote “FOR” or “AGAINST.” Abstentions will not count as votes cast for the purposes of determining whether the resolution has been passed. If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in “street name” through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your ordinary shares. We have supplied copies of our proxy statement to the broker, bank, or other nominee holding your ordinary shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your ordinary shares at the Extraordinary Meeting. The broker, bank, or other nominee that is the Member of record for your ordinary shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your ordinary shares in a brokerage account but you fail to return your voting instruction card to your broker, your ordinary shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers’ un-voted shares on certain “routine” matters. No matters submitted for Members’ approval herein are “routine” matters. When a brokerage firm votes its customers’ un-voted shares, these shares are counted for purposes of establishing a quorum.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE INCREASE OF AUTHORISED SHARE CAPITAL PROPOSAL

Other Matters

The Board of Directors is not aware of any other matters to be submitted to the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Transfer Agent and Registrar

The transfer agent and registrar for the class A ordinary shares is Transhare Corporation, 17755 North US Highway 19 Suite 140, Clearwater, FL 33764, telephone: (303) 662-1112.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings are made electronically through the SEC’s EDGAR system, and are available to the public at the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors

Cheung Lui, Executive Director and Chief Executive Officer

July 21, 2026